Mail Stop 3561

September 26, 2008

<u>By U.S. Mail</u>

Mr. Andrew D. Hyder
Chief Executive Officer
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis MN 55408

  Re: Subjex Corporation
    Form 10-KSB for the Year Ended December 31, 2007
    File No. 0-29711

Dear Mr. Hyder:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       William Thompson
       Accounting Branch Chief